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SEC 1746 Potential persons who are to respond to the collection of information (2-98) contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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                                                OMB APPROVAL
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           UNITED STATES                        OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION              ===============================
      Washington, D.C. 20549                    Expires: November 30, 1999
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                                                Estimated average burden
                                                hours per response. . . 14.9
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           (Amendment No. _6_______)*


                                  ASTREX, INC.
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                                (Name of Issuer)

                            Astrex, Inc. Common Stock
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                         (Title of Class of Securities)

                                   04635-20-8
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                                 (CUSIP Number)

            John C. Loring 700 W. Irving Park Rd., Chicago, IL 60613
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     2/24/00
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 04635-20-8 Amendment #6   SCHEDULE 13D                    Page 2 of 3
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    1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           John C. Loring SS# ###-##-####
           Elizabeth J/S Loring SS# ###-##-####
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                   (a)  [ ]
                                                                (b)  [x]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                N/A
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    5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                USA/ILLINOIS
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               |     |    SOLE VOTING POWER
  NUMBER OF    |  7  |       John C. Loring  1,646,810 shares
   SHARES      |     |       Elizabeth Loring  271,970 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       John & Elizabeth Loring 15,000 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       See  7
               |-----|--------------------------------------------------------
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       See 8
---------------|-----|---------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          SEE 7 & 8
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   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                34.35%
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   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                IN (EP)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D
                              Amendment No. 6 DRAFT

CUSIP  046357-20-8                                                Page 3 of  3
John C. Loring

This Amendment No. 6 is filed to report a reduction in shares held due to sales on the open market of 175,000 shares of the Company. There are no other changes to Schedule 13D, as amended by Amendment No. 5 (the "fifth amendment") to which this Amendment No. 6 (the "sixth amendment") relates to except as set forth in this fifth amendment.

Item 4.  Purpose of Transaction.
Between February 14 and February 24, 2000 Mr. Loring sold a total of 175,000 shares of the Company on the open market for the purpose of raising funds and diversifying his portfolio.

Dependant upon the market price and volume of Astrex common stock Mr. Loring presently contemplates that over the next several months he will sell an additional, approximately, 200,000 shares of Astrex common stock to diversify his portfolio and gift to charity an additional, approximately, 125,000 shares of Astrex common stock. If such presently contemplated additional sales and gifts do occur over the next several months Mr. Loring together with his family will still retain approximately 1,608,708 shares of Astrex common stock which based on the present number of outstanding shares would constitute 28.58 % of the issue.

The foregoing statements as regard contemplated future actions or inactions should be understood to represent only statements made in good faith as to Mr. Loring's contemplated actions or inactions based on certain possibly occurring conditions and do not represent guarantees that such actions or inactions will occur or predictions or guarantees that such conditions will occur.

Item 5.  Interest in Securities of the Issuer.
(a) In aggregate Mr. And Mrs. Loring own or control 1,933,780 shares of Astrex, Inc. common stock representing approximately 34.35% of the approximately 5,629,277 outstanding shares.

Signatures.

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

February 24, 2000

          /s/ John C. Loring                 /s/ Elizabeth J./S. Loring
        --------------------                 --------------------------
              John C. Loring                     Elizabeth J./S. Loring

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)